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                                                                    Exhibit 12.1
WorldCom, Inc. Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(in Thousands of Dollars)

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

                                                                                                                 For the Nine
                                                          Year Ended December 31,                                Months Ended
                              --------------------------------------------------------- -------------- ------------------------
                                                 Historical                                  Pro Forma            September 30,
                              --------------------------------------------------------- -------------- ---------------------
                            1992        1993       994       1995           1996             1996           1996        1997
                            ----        ----       ---       ----           ----             ----           ----        ----
Earnings:

Pretax income (loss)from
continuing operations       $22,513    $209,920  $(50,697)   $437,729  $ (2,059,416)    $ (2,732,617)      $  82,409   $501,492

  Fixed charges, net of
  capitalized interest       36,608      47,316     59,689    267,057       241,397          359,719         182,937    268,893
                         ----------- ----------- --------- ---------- --------------  --------------- -------------- ----------
  Earnings                  $59,121    $257,236    $8,992    $704,786   $(1,818,019)     $(2,372,898)        265,346    770,385
                         =========== =========== ========= ========== ==============  =============== ============== ==========

Fixed charges:

  Interest Cost             $33,815     $38,657   $49,203    $254,099      $229,376         $353,085         173,644    275,981
  Amortization of
      financing costs         1,464       1,792     2,086       2,811         1,742               --           1,327      2,513
  Interest factor of
      rent expense            4,833       9,967    10,300      15,030        17,854           28,024          13,664     31,431
                         =========== =========== ========= ========== ==============  =============== ============== ==========
  Fixed charges             $40,112     $50,416   $61,589    $271,940      $248,972         $381,109         188,635    309,925
                         =========== =========== ========= ========== ==============  =============== ============== ==========

Deficiency of earnings
to fixed charges            $  --       $  --    $(52,597)  $     --     $2,066,991      $(2,754,007)      $   --      $   --
                         =========== =========== ========= ========== ==============  =============== ============== ==========

Ratio of earnings to
fixed charges                  1.47        5.10      0.15        2.59           N/A              N/A            1.41       2.49

-------------------------- ----------- -------------------- --------------- ---------- ---- ----------- -- ----------- ------
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